

March 8, 2013

Via E-mail
Brent R. Wadman, Esq.
Deputy General Counsel
Stillwater Mining Company
1321 Discovery Drive
Billings, Montana 59102

>   **Re: Stillwater Mining Company**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on March 1, 2013**
>   **File No. 001-13053**

Dear Mr. Wadman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Voting, page 2

1.   Disclosure in this section indicates that the company intends to count broker non-votes as present for purposes of determining the presence or absence of a quorum but that broker non-votes will have no effect on the outcome of any matter. Given that the voting standard for Proposals 2 through 4 is a majority of shares present, please advise why broker non-votes will have no effect on the outcome of these proposals.

Proposal 1, page 4

2.   We note that proxy holders will vote for unidentified substitute or additional nominees. Advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute or additional nominees in order to comply with any applicable

company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute or additional nominees before the meeting, you will file an amended proxy statement that (1) identifies such nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Background of the Solicitation, page 4

3.   Please briefly describe in your proxy statement the issues and concerns discussed with the Clinton Group on December 20, 2012.

Proposal 2, page 64

4.   You state that brokers or other nominees will have discretionary authority to vote shares on this proposal. This appears inconsistent with applicable NYSE rules. Please advise.

Cost of Solicitation, page 68

5.   We note your disclosure that regular employees of the company may solicit proxies. Please describe the class or classes of regular employees. See Item 4(b)(2) of Schedule 14A.

Form of Proxy

6.   The description of Proposal 3 on your proxy card does not make clear what security holders are being asked to vote on. Please revise. Refer to Question 169.07 of our Compliance and Disclosure Interpretations regarding Exchange Act Rules, available on www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP